SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K



(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [FEE REQUIRED]

For the period from June 30, 1995 (date of inception) through December 31, 1995


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to


Commission File No. 1-11463


     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                          The Promus Hotel Corporation
                          Savings and Retirement Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Promus Hotel Corporation
                               755 Crossover Lane
                            Memphis, Tennessee 38117

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                       ----------------------------------------

    To the Trustees of The Promus Hotel Corporation
      Savings and Retirement Plan:

    We have audited the accompanying statement of net assets available for plan benefits of THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN as of December 31, 1995, and the related statement of changes in net assets available for plan benefits, with fund information, for the period from June 30, 1995 (date of inception) through December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Promus Hotel Corporation Savings and Retirement Plan as of December 31, 1995, and the changes in its net assets available for plan benefits, with fund information, for the period from June 30, 1995 (date of inception) through December 31, 1995, in conformity with generally accepted accounting principles.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments as of December 31, 1995 (Exhibit I) and of reportable transactions for the period from June 30, 1995 (date of inception) through December 31, 1995 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is also presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    ARTHUR ANDERSEN LLP
    Memphis, Tennessee,
    June 7, 1996.

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)




                                                      FUND INFORMATION
                                    -------------------------------------------------



                                                         PARTICIPANT DIRECTED FUNDS
                                    -------------------------------------------------
                                        Promus    Aggressive   Diversified  Long-term
                                    Stock Fund    Stock Fund    Stock Fund  Bond Fund
                                    ----------    ----------   -----------  ---------
ASSETS
Investments
 Common Stock                          $15,765        $   --        $   --     $   --
 Mutual Funds                               --         3,371            --      4,729
 Common/collective trust funds              --            --         7,063         --
 Corporate securities                       --            --            --         --
 U. S. government and
  agency securities                         --            --            --         --
 Temporary investments                      --            --            --         --
 Loans to participants                      --            --            --         --
Receivables
 Interest and dividends                     --            --            --         --
 Contributions                              14             4             5          1
 Other                                      33            (2)            2         (7)
Due (to) from other funds                2,550           249           233     (2,881)
Cash                                        37             9            14          2
                                       -------        ------        ------     ------
  Total assets                          18,399         3,631         7,317      1,844
                                       -------        ------        ------     ------

LIABILITIES
Bank overdrafts                            (36)          (10)          (16)        (2)
Accrued expenses                           (11)           (1)           (3)        --
Accounts payable                            --            (1)           (2)        --
Refunds payable                            (64)          (16)          (24)        (3)
Other                                       92            19          (160)         3
                                       -------        ------        ------    -------
  Total liabilities                        (19)           (9)         (205)        (2)
                                       -------        ------        ------    -------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                          $18,380        $3,622        $7,112    $ 1,842
                                       =======        ======        ======    =======

                                      -----------------------------------------------------------
                                                                                   Non-
                                                                            Participant
                                                                               Directed
                                                                                  Funds
                                      ----------------------------     --------------------------
                                      Income  Treasury   Executive      ESOP      Loan
                                        Fund      Fund   Life Fund      Fund      Fund      Total
                                      ------  --------   ---------     -----    ------     ------
                                                         (Note 5)

ASSETS
Investments
 Common Stock                         $   --    $   --        $ --    $1,433    $   --    $17,198
 Mutual Funds                             --     3,053          --        --        --     11,153
 Common/collective trust funds            --        --          --        --        --      7,063
 Corporate securities                    991        --          --        --        --        991
 U. S. government and
  agency securities                    5,355        --          --        --        --      5,355
 Temporary investments                 1,028        --          --        --        --      1,028
 Loans to participants                    --        --          --        --     1,734      1,734
Receivables
 Interest and dividends                   79        --          --        --        --         79
 Contributions                             5         2          --        --        --         31
 Other                                   332        (5)        552        24        --        929
Due (to) from other funds                 18      (190)        (10)       31        --         --
Cash                                      13         5          --        --        --         80
                                      ------    ------        ----    ------    ------    -------
  Total assets                         7,821     2,865         542     1,488     1,734     45,641
                                      ------    ------        ----    ------    ------    -------


LIABILITIES
Bank overdrafts                          (14)       (5)         --        --        --        (83)
Accrued expenses                         (12)       (1)         --        --        --        (28)
Accounts payable                          (1)       (1)         --        (1)       --         (6)
Refunds payable                          (22)       (8)         --        --        --       (137)
Other                                     30        12          --        --        --         (4)
                                      ------    ------        ----    ------    ------    -------
  Total liabilities                      (19)       (3)         --        (1)       --       (258)
                                      ------    ------        ----    ------    ------    -------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS                         $7,802    $2,862        $542    $1,487    $1,734    $45,383
                                      ======    ======        ====    ======    ======    =======

 The accompanying Notes to Financial Statements are an integral part of this statement.

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
              FOR THE PERIOD FROM JUNE 30, 1995 (DATE OF INCEPTION)
                            THROUGH DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                      FUND INFORMATION
                                    --------------------------------------------------------------------------------



                                                         PARTICIPANT DIRECTED FUNDS
                                    --------------------------------------------------------------------------------
                                        Promus    Aggressive Diversified  Long-term   Income   Treasury    Executive
                                    Stock Fund    Stock Fund  Stock Fund  Bond Fund     Fund       Fund    Life Fund
                                    ----------    ---------- -----------  ---------   ------   --------    ---------
                                                                                                           (Note 5)
NET INVESTMENT INCOME
  Interest                             $    --       $    --      $   --     $   --   $  395     $   --         $ --
  Dividends                                 --           137          15        132        7         80           --
                                       -------       -------      ------    -------   ------     ------         ----
                                            --           137          15        132      402         80           --
                                       -------       -------      ------    -------   ------     ------         ----
REALIZED GAIN ON INVESTMENTS
  Aggregate proceeds                    16,970            --          42          9    9,691        108           --
  Aggregate average cost                16,904            --          33          8    9,642        108           --
                                       -------       -------      ------    -------   ------     ------         ----
    Net realized gain                       66            --           9          1       49         --           --
                                       -------       -------      ------    -------   ------     ------         ----
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                             (981)          249         782        269      522         --           --
                                       -------       -------      ------    -------   ------     ------         ----
CONTRIBUTIONS
  Participants                             933           137         300         36      307        122           --
  Promus                                   651           100         202         24      209         46           --
                                       -------       -------      ------    -------   ------     ------         ----
                                         1,584           237         502         60      516        168           --
                                       -------       -------      ------    -------   ------     ------         ----
OTHER
  Distributions to participants
    and beneficiaries                     (442)           15         (84)       (39)    (495)       (35)         (10)
  Transfers between funds                1,418         1,001         390     (2,734)     (61)       (95)           3
  Administrative expenses                  (86)          (13)        (25)        (4)     (37)       (10)          --
                                       -------       -------      ------    -------   ------     ------         ----
                                           890         1,003         281     (2,777)    (593)      (140)          (7)
                                       -------       -------      ------    -------   ------     ------         ----
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR
    PLAN BENEFITS                        1,559         1,626       1,589     (2,315)     896        108           (7)
TRANSFERS FROM PARENT'S PLAN            16,821         1,996       5,523      4,157    6,906      2,754          549
                                       -------       -------      ------    -------   ------     ------         ----
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, End of period              $18,380       $ 3,622      $7,112    $ 1,842   $7,802     $2,862         $542
                                       =======       =======      ======    =======   ======     ======         ====

                                       ----------------
                                                   Non-
                                            Participant
                                               Directed
                                                  Funds
                                       ----------------
                                         ESOP      Loan
                                         Fund      Fund       Total
                                       ------     -----      ------

NET INVESTMENT INCOME
  Interest                             $   --     $   60    $   455
  Dividends                                --         --        371
                                        -----     ------    -------
                                           --         60        826
                                        -----     ------    -------
REALIZED GAIN ON INVESTMENTS
  Aggregate proceeds                    1,458         --     28,278
  Aggregate average cost                  835         --     27,530
                                        -----     ------    -------
Net realized gain                         623         --        748
                                        -----     ------    -------
UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS                             252         --      1,093
                                        -----     ------    -------
CONTRIBUTIONS
  Participants                             --         --      1,835
  Promus                                    1         --      1,233
                                        -----     ------    -------
                                            1         --      3,068
                                        -----     ------    -------
OTHER
  Distributions to participants
    and beneficiaries                    (233)        --     (1,323)
  Transfers between funds                  --         78         --
  Administrative expenses                  --         --       (175)
                                        -----     ------    -------
                                         (233)        78     (1,498)
                                        -----     ------    -------
INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR
    PLAN BENEFITS                         643        138      4,237
TRANSFERS FROM PARENT'S PLAN              844      1,596     41,146
                                        -----     ------    -------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS, End of period              $1,487     $1,734    $45,383
                                       ======     ======    =======

The accompanying Notes to Financial Statements are an integral part of this statement.

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995


NOTE 1 - SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Savings and Retirement Plan (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

Plan Inception

On June 30, 1995, The Promus Companies Incorporated (Parent) completed the transfer of the operations, assets and liabilities of its hotel business composed of three hotel brands targeted at specific market segments (Embassy Suites, Hampton Inn and Homewood Suites) to a new publicly traded entity, Promus Hotel Corporation (Promus or the Company). As approved by Parent's Board of Directors and stockholders on May 26, 1995, this entity was spun-off (the Spin-off) from the Parent and its stock was distributed to Parent's stockholders on a one-for-two basis effective June 30, 1995 (the Distribution). Concurrent with the Distribution, Parent changed its name to Harrah's Entertainment, Inc. The Plan was established effective June 30, 1995, to include eligible employees of Promus. During 1995, the assets of Promus employees held in the Parent's plan were transferred, at fair market value, to this plan.

The Plan

The Plan was established for Promus employees to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Investment Funds

By election of a participant, his or her account balances (contributions, Promus matching funds and accumulated earnings) can be invested in one or in a combination of up to six separate funds of the Plan in 10 percent increments as follows:

   I. Promus Stock Fund - invested in Promus Hotel Corporation common stock which provides a return based on the change in market value of Promus Hotel Corporation's common stock, including any dividends declared thereon;

  II. Aggressive Stock Fund - invested in the Delaware Trend Institutional Fund comprised primarily of a mix of common stocks of emerging and other growth-oriented companies, including securities convertible to common stocks which provide a return based on the performance of stocks included within the fund, including dividends thereon;

 III. Diversified Stock Fund - invested mainly in stocks through the State Street collective trust fund which provide a return based on the performance of stocks included within the trust funds, including dividends thereon;

  IV. Long-term Bond Fund - invested in the Vanguard Long-term Corporate Portfolio, a mutual fund with investments in a diversified mix of long-term investment grade bonds which provides a return based on specific interest rates of securities included in the portfolio, plus changes in market interest rates which either increase or decrease the market value of the security;

   V. Income Fund - invested in intermediate term bonds managed by Western Asset Management and "guaranteed investment contracts" issued by major insurance companies, the United States Government and its agencies, major corporations and other financial institutions; which provides a return based on specific interest rates of securities included in the portfolio, plus changes in market interest rates which either increase or decrease the market value of the security; or

  VI. Treasury Fund - invested in a Dreyfus money market mutual fund that invests solely in United States Treasury Department backed short-term securities issued by the United States Government which provides a return based on specific interest rates of the securities owned by the fund.

The Plan also includes three other special purpose funds, as follows:

 VII. Executive Life Fund - segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5 - Executive Life Investment for further details.

VIII. ESOP Fund - accounts for special contributions made by Promus of its common stock or cash equivalents to eligible employees. The ESOP Fund was established within the Plan to serve as a means to monitor the accounts and records of the participants. Participants are not allowed to make contributions to their ESOP account and distributions can be made only after a participant terminates employment.

  IX. Loan Fund - separately tracks loans to participants as provided for under the Plan. See "How To Borrow Money" in the Summary Plan Description for further details.

Plan Administration

General administration of the Plan shall be carried out by the Company or its delegates, who act as the administrator within the meaning of Title I of ERISA. The Company has the authority to delegate to one or more persons the duties and responsibilities of the Plan Administrator.

Employee Eligibility, Vesting and Termination

Employees of Promus become eligible to join the Plan on the first entry date (January 1 or July 1) following completion of 12 months during which the employee is credited with at least 1,000 hours of service. Participants vest in Promus matching contributions over seven calendar years of credited service as follows:

      Years of                                 Vested
  Credited Service                           Percentage
  ----------------                           ----------
        One                                       10
        Two                                       20
        Three                                     30
        Four                                      40
        Five                                      60
        Six                                       80
        Seven                                    100

An employee's active participation in the Plan ceases upon separation of service at which time his or her vested account balance can then either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

In connection with the Spin-off, the Trustees entered into a services contract with Parent that provided for certain recordkeeping and administrative services to be provided for a fee to the Plan through December 31, 1995. During the last six months of 1995, the Plan paid Parent approximately $124,000 for services provided. Such costs are reflected as administrative expenses in the accompanying statement of changes in net assets available for plan benefits.

Participants' Contributions and Withdrawals

During 1995, participants could elect to make basic contributions ranging from two to six percent of their eligible earnings, as defined. If a non-highly compensated participant is making basic pre-tax contributions of six percent of his or her earnings to the Plan, the participant could elect to make supplemental contributions of up to an additional 10% of which 8% can be pre-tax dollars. Highly compensated employees could contribute an additional 10% of after-tax dollars. Promus will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Promus contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, Promus will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty. If a participant ceases to make contributions to the Plan, the participant's equity may remain constant, except for allocation of earnings, gains and losses on the Plan's investments.

Allocation of Forfeitures and Net Plan Income

As required by the Plan, forfeited amounts attributed to non-vested Promus matching contributions of terminated employees will not be reallocated to remaining participants for a period of five years. Employees who return to service within that period will be credited, subject to further vesting, at the date of rehire with the unallocated equity amount. The total amount of potential forfeitures of terminated non-vested participants at December 31, 1995 was approximately $1.0 million. Forfeitures are reallocated to active participants based upon their total basic contributions for the year. The Plan Administrator allocated approximately $0.2 million of forfeited funds during 1995.

Net Plan income (i.e., unrealized appreciation/depreciation of investments, dividend and interest income, and realized gains or losses on the sale of investments) is allocated monthly to participants based upon the participants' prior month-end equity balances. For purposes of calculating the realized gains or losses on investments, the Plan uses a cumulative average cost per share.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of the participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which maximum is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear interest at a rate set by the Plan Administrator. During 1995 this rate ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - VALUATION OF INVESTMENTS

Investments in securities and mutual funds are stated at market values on the last business day of the plan year.

NOTE 3 - INVESTMENTS

The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1995 is as follows (in thousands):

Promus Hotel Corporation Common Stock                         $17,198
State Street Bank Flagship Fund                                 7,063
Vanguard Long-Term Corporate Portfolio                          4,729
Delaware Trend Institutional Fund                               3,371
Dreyfus Treasury Fund                                           3,053

NOTE 4 - EXCESS CONTRIBUTIONS

Plan participants received a refund of a portion of their contributions and attributable earnings totaling approximately $6,500 in 1995. These refunds were paid in accordance with Internal Revenue Code Section 401(m) which requires that certain nondiscriminatory tests related to the overall composition of participants' contributions be met and Section 415 which requires annual contributions not to exceed 25% of the participant's compensation, as defined.

In March 1996, certain highly compensated Plan participants received a refund of a portion of their 1995 contributions and attributable earnings totaling approximately $133,000. These refunds were paid in accordance with Internal Revenue Code Section 401(k) and 401(m) which require that certain nondiscriminatory tests related to the overall composition of participants' contributions be met.

NOTE 5 - EXECUTIVE LIFE INVESTMENT

On May 1, 1991, Parent's Plan was amended to provide that approximately
$12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company (Executive Life) and held in the Parent's Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by Parent due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. Parent had agreed to pay to its' Plan any deficiency between the $12.9 million and amounts finally paid under the contract. Parent also agreed to make interest free loans to its' Plan, which are to be repaid out of any amounts received under the contract, so that persons who leave or who have already left employment may withdraw the vested portion of the Executive Life guaranteed investment contract, as well as other vested funds.

On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Insurance Company (Aurora), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. Additionally, on September 3, 1993, Aurora made a payment of $1,864,150 to the Parent's Plan which reduced the principal of the Executive Life contract. Of this payment, $414,829 was paid to Parent to reduce previous advances. The remaining amount was used to unfreeze part of the Executive Life Fund for each participant on a pro rata basis. On February 4, 1994, Parent's Plan elected to participate in an ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the March 31, 1991 book value.

Effective with the Spin-off, Promus provided guarantees, similar to Parent, to the Plan participants of Promus with Executive Life Fund investment balances. Obligations for terminated employees prior to the Spin-off were retained by Parent. Promus remains liable to the Plan for any deficiency between the book value and amounts ultimately received. At December 31, 1995, the guaranteed investment contract was held by the Parent's Plan. The Plan has a receivable from the Parent's Plan for its portion of the contract. Promus expects the contract to be split into two separate contracts in 1996. The restructured contract matures on September 3, 1998, and is presently earning interest at approximately five percent.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, Promus has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 - TAX STATUS

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code (IRC); therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). Although a request for determination has not been filed for the Plan, the Plan has not changed significantly from Parent's Plan. A favorable determination letter regarding Parent's Plan status, dated November 19, 1992, was received from the Internal Revenue Service.

NOTE 8 - RECONCILIATION TO FORM 5500

As of December 31, 1995, the Plan had approximately $106,000 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for plan benefits in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1995.
                                    Benefits             Net Assets Available
                                  Payable to  Benefits      for Plan Benefits
                                Participants      Paid      December 31, 1995
                                ------------   -------   --------------------
Per financial statements          $    -       $ 1,323          $45,383
Accrued benefit payments             106           106             (106)
                                  ------       -------          -------
Per Form 5500                     $  106       $ 1,429          $45,277
                                  ======       =======          =======

NOTE 9 - SUBSEQUENT EVENTS

Effective with the 1996 Plan year, the following changes will be made to the
Plan:

- -   Employees hired after December 31, 1995, will not be eligible to enroll in the Plan until they reach age 21.

- -   The Plan will be split into two plans in order to meet certain IRC requirements. Plan B will include all eligible Suitekeepers and Room Attendants from all hotel brands. Plan A will include all other eligible employees of Promus and its subsidiaries. Both plans will have the same investment options, vesting, provisions and services; the only difference will be eligibility requirements.

- - Shares held in the participants' ESOP accounts will be transferred into a newly created ESOP plan, The Promus Hotel Corporation Employee Stock Ownership Plan. Beneficiary elections and vesting will carry over from the Plan. During February 1996, the Trustees of the Plan elected to terminate the ESOP plan upon receipt of a favorable determination from the IRS.

- - Effective January 2, 1996, American Express Institutional Services (American Express) will begin administering the Plan. American Express will provide recordkeeping, accounting, daily trading and investment management services. In connection with this change, fund options will remain the same; however, the underlying investments changed.

- - Interest rates for loans after December 31, 1995, will be at prime, as stated in the Wall Street Journal. Loans may be pre-paid without any limitations.

- - No restrictions in the number of times participants can make investment election changes for prior and current contributions.

- - Participants can make investment elections in increments of 1% instead of 10%.

- - Forfeitures of terminated participants not fully vested will be immediately distributed to plan participants instead of waiting 5 years, except as otherwise provided by law.

                                                                     EXHIBIT I

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
                             SCHEDULE OF INVESTMENTS
                             AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                                                      Contract/
                                                             Cost    Fair Value
                                                          -------    ----------
COLLECTIVE TRUST FUNDS
  State Street Bank Flagship Fund                         $ 6,426       $ 7,063

MUTUAL FUNDS
  Delaware Trend Institutional Fund                         3,239         3,371
  Vanguard Long-term Corporate Portfolio                    4,354         4,729
  Dreyfus Treasury Fund                                     3,053         3,053
                                                          -------       -------
                                                           10,646        11,153
                                                          -------       -------
TEMPORARY INVESTMENTS
 Fidelity Institutional Cash U.S.
    Government Portfolio                                    1,028         1,028

CORPORATE SECURITIES
  Ford Motor Credit Corporation Notes, 7.75%,
    due 11/15/02                                              150           154
  Heller Financial Corporation Notes, 9.375%,
    dated 3/31/91, due 3/15/98                                107           108
  Lehman Brothers Holdings, 7.375%, dated 5/18/95,
    due 5/15/07                                               219           227
  USL Capital Corporation MTN, 7.76%,
    dated 3/29/95, due 3/29/02                                114           118
  TCI Communications, Inc., Variable rate,
    dated 9/13/95, due 9/15/10                                100           101
  Time Warner, Inc., 7.975%, dated 8/15/95,
    due 8/15/04                                               181           184
  YPF Sociedad Anonima, 7.50%, dated 10/26/95,
    due 10/26/02                                               98            99
                                                          -------       -------
                                                              969           991
                                                          -------       -------
UNITED STATES GOVERNMENT AND AGENCY SECURITIES
  United States Treasury Bonds, 12%,
    dated 8/15/83, due 8/15/13                                152           168
  United States Treasury Bonds, 11.625%,
    dated 10/30/84, due 11/15/04                              191           199
  United States Treasury Notes, 7.125%,
    dated 9/30/94, due 9/30/99                                489           495
  United States Treasury Notes, 7.75%,
    dated 1/31/95, due 1/31/00                                502           531
  United States Treasury Notes, 5.625%,
    dated 10/31/95, due 10/31/97                              100           101
  United States Treasury Notes, 5.75%,
    dated 10/31/95, due 10/31/00                              100           101
  United States Treasury Notes, 5.875%,
    dated 11/15/95, due 11/15/05                              463           473
  United States Treasury Notes, 5.625%,
    dated 11/30/95, due 11/30/00                              500           505

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF INVESTMENTS (CONTINUED)
                             AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                                                   Contract/
                                                          Cost    Fair Value
                                                         -----    ----------
  Champion Home Equity Loan,  Variable rate,
    dated 5/1/95, due 5/25/50                            $  97       $    98
  Contimortgage Home Equity Loan, 8.60%, dated
    2/23/95, due 2/15/10                                   110           113
  FHLMC Multiclass Mortgage, Floating rate,
    dated 9/15/91, due 9/15/96                              80            77
  FHLMC Multiclass Mortgage, 0%, dated 7/1/92,
    due 7/15/22                                             39            40
  FNMA Strip, 9.5%, dated 3/1/87, due 2/25/17               12            13
  FNMA Pool # 303323, 9.0%, dated 4/1/95,
    due 4/1/25                                              97            99
  First Boston Mortgage Securities Corp., 9.488%,
    dated 3/1/87, due 5/16/18                               53            48
  First Boston Mortgage Securities Corp., 0%,
    dated 3/1/87, due 5/16/18                              154           150
  GNMA II Pool #008643, Adjustable rate,
    dated 6/1/95, due 6/20/25                               90            91
  Lehman Brothers Mortgage, Adjustable rate,
    dated 9/1/90, due 10/25/20                             228           228
  Mid-State Trust II, 9.625%, dated 4/1/88,
    due 4/1/03                                             151           151
  Old Stone Credit Corporation Home Equity Trust,
    6.3%, dated 8/25/92, due 9/25/07                        16            17
  Resolution Trust Corporation, Floating rate,
    dated 8/1/91, due 8/25/21                               59            61
  Resolution Trust Corporation, Adjustable rate,
    dated 8/1/91, due 2/25/21                               96            99
  Resolution Trust Corporation, Adjustable rate,
    dated 9/1/91, due 5/25/19                               46            46
  Resolution Trust Corporation, 7.75%, dated 9/1/91,
    due 12/25/18                                            89            90
  Resolution Trust Corporation, Adjustable rate,
    dated 10/1/91, due 10/25/21                             79            79
  Resolution Trust Corporation, Floating rate,
    dated 10/1/91, due 7/25/20                             307           315
  Resolution Trust Corporation, Floating rate,
    dated 12/1/91, due 6/25/21                             226           248
  Resolution Trust Corporation, Adjustable rate,
    dated 2/1/92, due 11/25/21                             110           111
  Resolution Trust Corporation, Floating rate,
    dated 5/1/92, due 9/25/21                              133           136
  Standard Credit Card Trust, 6.55%, dated 10/13/95,
    due 10/7/07                                            100           103
  The Money Store, Home Equity Trust, 8.00%, dated
    3/1/95, due 9/15/05                                     74            74

            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF INVESTMENTS (CONTINUED)
                             AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                       Contract/
                                                              Cost    Fair Value
                                                           -------    ----------
  The Money Store, Home Equity Trust, Floating rate,
    dated 3/30/95, due 6/15/25                             $    91       $    91
  United States Veterans Affairs, 7.25%, dated 9/1/95,
    due 10/25/10                                               204           204
                                                           -------       -------
                                                             5,238         5,355
                                                           -------       -------

*PROMUS HOTEL CORPORATION COMMON STOCK
  Stock Fund                                                16,903        15,765
  ESOP Fund                                                  1,350         1,433

LOAN FUND
  Loans to participants, 7.5% to 9.5%                          N/A         1,734
                                                           -------       -------
                                                            18,253        18,932
                                                           -------       -------
       Total investments                                   $42,560       $44,522
                                                           =======       =======
*Represents a party-in-interest transaction.

                                                                      EXHIBIT II
            THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
 FOR THE PERIOD FROM JUNE 30, 1995 (DATE OF INCEPTION) THROUGH DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                                  Current
                                                                                 Value of
                                                                  Cost of       Assets on
                                         Purchase     Selling      Assets     Transaction
              Description                   Price       Price        Sold            Date       Gain
- -------------------------------------    --------     -------     -------     -----------     ------
*Promus Hotel Corporation Common Stock
  Purchases                               $15,595     $     -     $     -         $     -     $    -
  Sales                                         -       3,650       3,567           3,650         83

*Harrah's Entertainment, Inc. Common Stock
  Purchases                                     -           -           -               -          -
  Sales                                         -      14,777      14,171          14,777        606

Fidelity Institutional Cash
  Purchases                                 3,207           -           -               -          -
  Sales                                         -       2,179       2,179           2,179          -

State Street Bank Flagship Fund
  Purchases                                 2,919           -           -               -          -
  Sales                                         -          42          33              42          9

United States Treasury Note
  5.625%, 10/31/95
    Purchases                               2,598           -           -               -          -
    Sales                                       -       2,503       2,498           2,503          5

*Represents a party-in-interest transaction.

                                    Signature
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE PROMUS HOTEL CORPORATION
                                        SAVINGS AND RETIREMENT PLAN



DATED: JUNE 26, 1996                    By    /s/ JEFFERY M. JARVIS
                                           -------------------------------
                                            (Jeffery M. Jarvis,
                                             Vice President and Controller of
                                             Promus Hotel Corporation)

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report dated June 7, 1996, included in this Form 11-K for the period from June 30, 1995 (date of inception) through December 31, 1995 into Promus' previously filed Registration Statement File No. 33-59997. It should be noted that we have not audited any financial statements of the Plan subsequent to December 31, 1995 or performed any audit procedures subsequent to the date of our report.





                                     /s/ ARTHUR ANDERSEN LLP
                                     -----------------------
                                     Arthur Andersen LLP

Memphis, Tennessee,
June 26, 1996.